EXHIBIT 12.3

PSEG POWER LLC

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):

Pre-tax Income from Continuing Operations	$684	$528	$705	$551	$815	$781	$644
Fixed Charges	168	162	228	225	219	219	213
Capitalized Interest	(28)	(71)	(89)	(107)	(106)	(93)	(62)
Total Earnings	$824	$619	$844	$669	$928	$907	$795

Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	$167	$161	$226	$224	$217	$217	$206
Interest Factor in Rentals	1	1	2	1	2	2	7
Total Fixed Charges	$168	$162	$228	$225	$219	$219	$213
Ratio of Earnings to Fixed Charges	4.90	3.82	3.70	2.97	4.24	4.14	3.73

(A)

The term “earnings” shall be defined as pre-tax Income from Continuing Operations. Add to pre-tax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense and (c) an estimate of interest implicit in rentals.